EXHIBIT 99.1

Northern Dynasty Minerals Reports Change to Board of Directors

August 31, 2026 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) (“Northern Dynasty” or the “Company”) reports that Wayne Kirk has stepped down from its Board of Directors for personal reasons.

Bob Dickinson, Chairman, said “On behalf of the Board of Directors, the entire Northern Dynasty team and our shareholders, I want to thank Wayne for his many contributions to the Company’s success. We have all benefitted from his experience and knowledge over the years, and we wish him well in his future endeavors.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty’s principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project.

For further details on Northern Dynasty and the Pebble Project, please visit the Company’s website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Public filings, which include forward looking information cautionary language and risk factor disclosure regarding the Company and the Pebble Project can be found in Canada at www.sedarplus.ca and in the United States at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897